

November 4, 2011

<u>Via E-Mail</u>
Robert D'Loren
Chief Executive Officer
Xcel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018

   Re: Xcel Brands, Inc.
     Registration Statement on Form S-1
     Filed October 28, 2011
     File No. 333-177585

Dear Mr. D'Loren:

  Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as set forth in the comment letter dated November 3, 2011 with respect to your Form 8-K filed October 5, 2011. We will not perform a detailed examination of the registration statement and we will not issue comments until it is amended to address the applicable comments issued in that prior letter.

  If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

  Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any questions. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

        Sincerely,

        /s/ Matthew Crispino

        Matthew Crispino
        Staff Attorney

cc: <u>Via E-mail</u>
  Brad Shiffman, Esq.
  Blank Rome LLP